UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 28th March 2008	By	/s/ Vinod Yennemadi
	Name:	Vinod Yennemadi
	Title:	Country Head – Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 28th March 2008 addressed to The New York Stock Exchange, New York, United States of America (USA) regarding Outcome of the Extra-Ordinary General Meeting of the shareholders of the Bank held on 27th March 2008.

March 28, 2008

The New York Stock Exchange,

New York.

USA.

Dear Sir,

Sub: Outcome of Extra-ordinary General Meeting

An Extra-Ordinary General Meeting (EGM) of the shareholders of HDFC Bank Limited (“the Bank”) was held on Thursday, 27th March 2008 at 2:30 p. m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai 400020, where shareholders of the Bank have approved the following:

Resolution No. 1	Amalgamation of Centurion Bank of Punjab Limited (CBoP) with the Bank pursuant to Section 44A of the Banking Regulation Act, 1949 as per the Scheme of Amalgamation, and consequent issue of equity shares to the shareholders of CBoP.

Resolution No. 2	Increase in the authorised share capital of the Bank.

Resolution No. 3	Preferential issue of equity shares and/or warrants to the Promoters of the Bank.

The Resolution Nos. 2 and 3 above were passed by the shareholders of the Bank with requisite majority at the EGM by show of hands.

In order to ascertain the requisite majority as per Section 44A of the Banking Regulation Act, 1949, the Resolution No. 1 was put to vote by way of a poll. On the basis of the report received from the Scrutinizers, the result of the Poll on Resolution No. 1 is as under:

Particulars	No. of Shareholders	No. of Equity Shares held of Rs. 10/- each
Total no of shareholders present	491	11,99,31,763
Total number of Ballot forms received	288	11,26,02,071
Invalid Ballot forms	3	38,630
Valid Ballot forms	285	11,25,63,441
Votes in favour of the Resolution	285	11,25,63,441
Votes against the Resolution	0	0
Percentage of votes in favour of the Resolution	58.66%	93.89%

The Resolution No.1 has been passed with requisite majority. The amalgamation is subject to the approval of the Reserve Bank of India.

This is for your information.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary